FILED BY NORTHROP GRUMMAN CORPORATION
                                 PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEWPORT NEWS
                                 SHIPBUILDING INC.
                                 COMMISSION FILE NO.:  1-12385



NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:  310-553-6262
Fax:        310-556-4561

Contact: Frank Moore (Media) (310) 201-3335
         Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN MODIFIES PRORATION CALCULATION
-----------------------------------------------
FOR NEWPORT NEWS SHIPBUILDING TENDER OFFER
------------------------------------------

     LOS ANGELES -- Dec. 10, 2001 -- Northrop Grumman Corporation (NYSE:
NOC) announced today that the previously reported proration calculation for shares electing cash in its completed offer for Newport News Shipbuilding (NYSE: NNS) has been modified as a result of final reconciliations. Pursuant to the proration provisions of the offer, each Newport News share electing cash in the offer will receive $43.65 in cash and 0.2542 Northrop Grumman shares, excluding treatment of fractional shares.

     In conjunction with the offer, Northrop Grumman also said that it will issue a total of 13,424,062 of its sharesand will pay a total of $511,581,719 in cash. Northrop Grumman will include these final reconciliations in its definitive information statement for the Newport News special meeting that will be held to approve the merger in order to complete the acquisition.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     THE ABOVE NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE MERGER OF NORTHROP GRUMMAN AND NEWPORT NEWS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY NOT BE REALIZED, OR MAY VARY MATERIALLY FROM RESULTS THAT MAY BE DISCUSSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY AFFECT ACTUAL RESULTS INCLUDE THE RISKS INHERENT IN THE SUCCESSFUL INTEGRATION OF NEWPORT NEWS INTO NORTHROP GRUMMAN'S BUSINESS, THE TIMELY DEVELOPMENT AND MARKET ACCEPTANCE OF THE PRODUCTS AND SERVICES OF THE COMBINED COMPANIES, NORTHROP GRUMMAN'S ABILITY TO REMAIN COMPETITIVE IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKETPLACE, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN EACH COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, NORTHROP GRUMMAN'S REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                                   # # #
                                                                 1201-266

Members of the news media may receive our releases via e-mail by registering at: http://www.northgrum.com/cgi-bin/regist_form.cgi
                ------------------------------------------------

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at:
http://www.northropgrumman.com